SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Pattern Energy Group Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

70338P 100

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70338P 100	13D

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 12, 2014 (as amended to date, the “Schedule 13D”), relating to the Class A common stock, par value $0.01 (the “Class A shares”) of Pattern Energy Group Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.           Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On March 14, 2018, Pattern Development Finance Company LLC (“Pattern Finco”) amended its previously disclosed trading plan (as so amended, the “Trading Plan”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Pursuant to the Trading Plan, a broker dealer will make periodic sales of up to an aggregate of 7,351,960 Class A shares on behalf of Pattern Finco, subject to the terms of the Trading Plan.

The Reporting Persons intend to use the proceeds from any sales pursuant to the Trading Plan to reduce Pattern Finco’s obligations under the Loan Agreement. The Reporting Persons make no commitments in terms of the timing of such transactions, if any, which will depend on market conditions, including the price of Class A shares, as well as other factors.

This description of the Trading Plan does not purport to be complete and is qualified in its entirety by the text of the Trading Plan, the form of which was attached as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Item 4 above summarizes certain provisions of the Trading Plan and is incorporated herein by reference. The Trading Plan was attached as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 70338P 100	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      March 16, 2018

PATTERN RENEWABLES LP

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

PATTERN RENEWABLES GP LLC

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

PATTERN DEVELOPMENT FINANCE COMPANY LP

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

PATTERN ENERGY GROUP LP

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

PATTERN ENERGY GP LLC

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

CUSIP No. 70338P 100	13D

PATTERN ENERGY GROUP HOLDINGS LP

By:	/s/ Daniel M. Elkort
Name:	Daniel M. Elkort
Title:	Vice President

PATTERN ENERGY GROUP HOLDINGS GP LLC
By:	R/C Wind II LP, its managing member
By:	Riverstone/Carlyle Renewable Energy Grant GP, L.L.C., its general partner
By:	R/C Renewable Energy GP II, L.L.C., its sole member

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person

R/C WIND II LP
By:	Riverstone/Carlyle Renewable Energy Grant GP, L.L.C., its general partner
By:	R/C Renewable Energy GP II, L.L.C., its sole member

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person

RIVERSTONE/CARLYLE RENEWABLE ENERGY GRANT GP, L.L.C.
By: R/C Renewable Energy GP II, L.L.C., its sole member

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person

CUSIP No. 70338P 100	13D

R/C RENEWABLE ENERGY GP II, L.L.C.

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person